Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

April 17, 2023

Via EDGAR

David Lin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Natural Gas Fund, LP

Post-Effective Amendment No. 1 on Form S-1

Filed March 21, 2023

File No. 333-263572

Dear Mr. Lin:

On behalf of United States 12 Month Natural Gas Fund, LP (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated March 30, 2023, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comment is set forth below in italics, followed by the Fund’s response.

Post-Effective Amendment No. 1 to Form S-1 Filed March 21, 2023

Exhibit 23.2, page II-3

1.	Please revise to provide an updated consent from your independent registered public accounting firm for the financial statements included within this filing.

Response:  The Fund acknowledges the Staff’s comment and has filed an amendment to the Registration Statement that includes the updated consent from the Fund’s independent registered public accounting firm for the financial statements included within the Registration Statement.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Ray Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.

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